Exhibit 99.1

New Gold Provides Results from Underground Exploration Drilling Program at New Afton

TORONTO--(BUSINESS WIRE)--February 12, 2020--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) announces drill results for the New Afton Mine from an underground exploration program completed during the year 2019, which identifies gold and copper mineralization within the newly defined East Extension zone located directly beneath the Sub-level cave (SLC) and to the east of the planned C-zone block cave (Figure 1). Results to date confirm the East Extension as a 300 x 40 metres in plan and 700 metres down dip target area (Figure 2). The zone has been subdivided based upon different styles of alteration and mineralization in two distinct zones defined as Upper and Lower East Extension, which appears to represent the down-plunge extension of the Afton Pit, East Cave and SLC zone. Upper East Extension encompasses the higher 250 metres of the area with the Lower East Extension representing the down plunge continuity of it. Both zones are open to the east.

From June 2019, the company completed 13 holes totaling 7,160 metres in the East Extension zone. A follow up drilling program has been designed for 2020 to define the extension of the mineralization in this area and to delineate a Mineral Resource that may be incorporated into the Company’s 2020 year end Mineral Reserve and Mineral Resource update. A summary of the result highlights for the East Extension are reported in the following table.

Table 1: East Extension Drill Highlights

Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
EA19-251	220	328	108	25.6	1.82	2.43
Includes	226	256	30	7.1	4.78	4.02
EA19-252	160	302	142	37.5	0.41	0.78
includes	186	220	34	9.0	0.38	1.29
	292	300	8	2.1	1.10	1.67
EA19-253	148	242	94	34.0	0.91	1.04
includes	148	212	64	23.1	1.25	1.43
EA19-257	190	212	22	9.8	0.72	1.72
EA19-262	156	188	32	18.2	0.76	1.11
includes	174	184	10	5.7	2.03	2.41
EA19-263	292	366	74	38.7	1.68	2.24
Includes	296	314	18	9.4	2.02	3.35
Includes	330	348	18	9.4	3.25	3.29
EA19-265	258	358	100	41.4	1.28	2.37
Includes	268	286	18	7.5	5.08	4.92
Includes	318	344	26	10.8	0.53	3.32

The full drill hole results and additional information are also enclosed in this news release.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: future drilling programs and Mineral Reserve and Mineral Resource determinations for year-end 2020.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed atwww.sedar.comand on EDGAR atwww.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River, New Afton and Blackwater being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; and (9) metals and other commodity prices and exchange rates being consistent with those estimated for the purposes of 2019 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with a mine with relatively limited history of commercial production, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available atwww.sedar.comand on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information in this news release has been reviewed and approved by Mr. Michele Della Libera, Director Exploration of New Gold. Mr. Della Libera is a Professional Geoscientist (P.Geo.) and Practising Member of the Engineers and Geoscientists of British Columbia, the Association of Professional Geoscientists of Ontario and a “Qualified Person” as defined under National Instrument 43-101. Mr. Della Libera has verified the data disclosed in this news release, including the exploration, analytical and testing data underlying the information. His verification included a review of the applicable assay databases and reviews of the assay certificates. No limitations were imposed on Mr. Della Libera’s verification process.

New Gold maintains a Quality Assurance / Quality Control (“QA/QC”) program at its New Afton mine operation using industry best practices and is consistent with the QA/QC protocols in use at all of the company’s exploration and development projects. Key elements of New Gold’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is sampled at regular 2 metres intervals, halved and shipped in sealed bags to Actlabs Laboratories in Kamloops, British Columbia. Additional information regarding the company’s quality assurance processes is set out in the March 25, 2015 New Afton NI 43-101 Technical Report available at www.sedar.com.

For additional technical information on New Gold’s material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold’s Annual Information Form for the year ended December 31, 2018.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Complete Drill Assay Summary

Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
EA19-251	2	220	218	NA	0.02	0.05
East Ext	220	328	108	25.6	1.82	2.43
includes	226	256	30	7.1	4.78	4.02
	328	394	66	NA	0.04	0.03
	394	468	74	NA	0.12	0.12
	468	532	64	NA	0.04	0.04
	532	540	8	NA	0.53	0.26
	540	610	70	NA	0.02	0.01
	610	638	28	NA	0.34	0.26
	638	718.41	80.41	NA	0.03	0.02
EA19-252	0.16	160	159.84	NA	0.01	0.03
East Ext	160	302	142	37.5	0.41	0.78
includes	186	220	34	9.0	0.38	1.29
includes	292	300	8	2.1	1.10	1.67
	302	712	410	NA	0.04	0.03
	712	726	14	3.7	0.98	0.59
	726	765.65	39.65	NA	0.05	0.03
EA19-253	0.13	148	147.87	NA	0.01	0.02
East Ext	148	242	94	34.0	0.91	1.04
includes	148	212	64	23.1	1.25	1.43
	242	266	24	NA	0.11	0.26
	266	370	104	NA	0.04	0.07
	370	382	12	NA	0.29	0.32
	382	484	102	NA	0.12	0.05
	484	487.07	3.07	NA	0.69	0.09
EA19-255	2.44	484	481.56	NA	0.01	0.01
East Ext	484	544	60	NA	0.09	0.09
	544	596	52	NA	0.21	0.26
	596	668	72	NA	0.08	0.03
	668	684	16	3.5	0.51	0.34
	684	702	18	NA	0.00	0.01
	702	742	40	8.8	0.43	0.42
	742	786	44	NA	0.02	0.04
	786	830	44	9.7	0.67	0.54
	830	864	34	NA	0.01	0.02
	864	874	10	2.2	0.77	0.85
	874	877.21	3.21	NA	0.02	0.03
EA19-257	0.75	190	189.25	NA	0.01	0.02
East Ext	190	212	22	9.8	0.72	1.72
	212	398.37	186.37	NA	0.01	0.03
EA19-258	0.28	280	279.72	NA	0.01	0.01
East Ext	280	300	20	NA	0.13	0.33
	300	401.42	101.42	NA	0.02	0.97
EA19-259	0.47	178	177.53	NA	0.01	0.01
East Ext	178	264	86	NA	0.03	0.11
	264	413.61	149.61	NA	0.01	0.03
EA19-260	2	390	388	NA	0.02	0.03
East Ext	390	398	8	NA	0.20	0.30
	398	563.27	165.27	NA	0.03	0.01
EA19-261	0.94	428	427.06	NA	0.01	0.01
East Ext	428	438	10	NA	0.32	0.32
	438	524	86	NA	0.05	0.05
	524	548	24	9.2	0.41	0.39
	548	588	40	NA	0.04	0.04
	588	594	6	NA	0.55	0.30
	594	658	64	NA	0.09	0.07
	658	672	14	5.3	0.47	0.41
	672	684.58	12.58	NA	0.00	0.00
EA19-262	1	156	155	NA	0.00	0.01
East Ext	156	188	32	18.2	0.76	1.11
includes	174	184	10	5.7	2.03	2.41
	188	273.71	85.71	NA	0.01	0.02
EA19-263	0.9	292	291.1	NA	0.00	0.01
East Ext	292	366	74	38.7	1.68	2.24
includes	296	314	18	9.4	2.02	3.35
includes	330	348	18	9.4	3.25	3.29
	366	450	84	NA	0.07	0.06
	450	462	12	6.3	0.56	0.61
	462	506.1	44.1	NA	0.07	0.05
EA19-264	0.8	148	147.2	NA	0.00	0.01
East Ext	148	222	74	36.8	0.38	0.64
includes	164	190	26	12.9	0.89	1.21
	222	240	18	NA	0.03	0.08
	240	254	14	NA	0.18	0.39
	254	416.97	162.97	NA	0.01	0.02
EA19-265	0.27	258	257.73	NA	0.00	0.01
East Ext	258	358	100	41.4	1.28	2.37
includes	268	286	18	7.5	5.08	4.92
includes	318	344	26	10.8	0.53	3.32
	358	448	90	NA	0.02	0.02
	448	468	20	NA	0.27	0.15
	468	516	48	NA	0.08	0.06
	516	550	34	14.1	0.45	0.34
	550	654.71	104.71	NA	0.03	0.02

Drill Holes Collar Coordinates

Drill Hole ID	UTM_ North (m)	UTM_East (m)	Elevation (masl)	Total Depth (m)	Azimuth (degrees)	Inclination (degrees)
EA19-251	5614793	675416	-8	718	174.46	-76.30
EA19-252	5614794	675416	-7	766	158.73	-74.72
EA19-253	5614795	675416	-8	487	115.50	-68.86
EA19-255	5614892	675403	15	877	197.86	-77.35
EA19-257	5614893	675405	15	398	143.54	-63.49
EA19-258	5614893	675405	15	401	111.62	-60.41
EA19-259	5614894	675405	15	414	143.50	-49.16
EA19-260	5614893	675404	15	563	177.10	-72.36
EA19-261	5614892	675403	15	685	211.08	-67.58
EA19-262	5614893	675404	15	274	174.56	-55.27
EA19-263	5614892	675403	15	506	211.95	-58.49
EA19-264	5614893	675405	14	417	162.47	-60.23
EA19-265	5614892	675403	16	655	196.28	-65.58

Figure 1: Mine footprint targets location

Figure 2: East Extension targets location within the New Afton deposit footprint

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com